VIA EDGAR

September 28, 2021

Mr. Mitchell Austin, Staff Attorney

Ms. Anna Abramson, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comcast Corporation
Form 10-K for the Year Ended December 31, 2020
File No. 001-32871

Dear Mr. Austin and Ms. Abramson:

Comcast Corporation (the “Company,” or “we,” “our” or “us”) is writing this letter in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff” of the “SEC”) dated September 14, 2021 relating to the Company’s Form 10-K for the year ended December 31, 2020 (the “Form 10-K”).

For your convenience, we have reproduced the Staff’s comments preceding our responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

1.	There have been significant developments in federal and state legislation and regulation and international accords regarding climate change. Please tailor the general disclosure you have about environmental-related regulatory matters to identify material pending or existing climate change-related legislation, regulations, and international accords and describe the impact to your business, financial condition, and results of operations.

Response

The Company understands that climate-related issues are generally of interest and concern to a broad range of our stakeholders, including our customers, employees, suppliers, the communities in which we operate and investors. It is within this vein that the Company in May 2021 set a goal to be carbon neutral for its Scope 1 and Scope 2 emissions by 2035 and has begun providing more information to all stakeholders regarding the Company’s climate-related initiatives. Information that is of general interest to a broad range of our stakeholders, however, is distinguishable from information that is material to an investor’s understanding of our business or otherwise is required to be disclosed in our SEC filings, including the Form 10-K. The Company’s Form 10-K includes the legally required information that is material to an understanding of the Company’s business and otherwise is responsive to the Form 10-K disclosure requirements.

Our responses in this letter should be understood in the context of our current carbon footprint. In 2020, based on our reporting methodology and consistent with the World Resource Institute and World Business Council for Sustainable Development Greenhouse Gas Protocol’s Corporate Accounting and Reporting Standard – Revised Edition (the “GHG Protocol”), 75% of our Scope 1 and Scope 2 greenhouse gas emissions was from purchased electricity powering our global operations, including our facilities, cable and broadband distribution network and data centers, and theme parks. 16% of those Scope 1 and 2 emissions was from our owned and operated vehicle fleet. Given the significant impact of electricity on our overall carbon footprint, we expect that, based on reasonable estimates and information available today, we will effectively be able to meet our carbon neutrality goal over the next fourteen years primarily by sourcing more renewable electricity and improving energy efficiency across our operations. At present, we do not expect that the financial impact of attaining this long-term carbon neutral goal for Scope 1 and Scope 2 emissions would have a material impact on our business, results of operations or financial condition.

In addition, we currently are working to better understand our Scope 3 emissions inventory, using a number of the possible calculation methodologies for the fifteen Scope 3 categories under the GHG Protocol to establish the extent of, and set boundaries for, our upstream and downstream Scope 3 emissions, with a view to begin work in 2022 to establish science-based targets. As we expect you are aware, the identification of, and boundaries and allocation of responsibility for, Scope 3 emissions are significantly more complex than established Scope 1 and 2 emissions reporting methodologies. We will continue to evaluate whether any future carbon-related goals would have a material impact on our business, results of operations and financial condition as U.S. and international regulatory frameworks and laws evolve.

With respect to the regulatory matters disclosures set forth in the Form 10-K, while all of our businesses are subject to various laws and regulations in the ordinary course, the structure and emphasis of our disclosures proportionately reflects the level of actual and potential business impact of the relevant regulatory consideration discussed. Our cable communications and broadcast television businesses, in particular, are subject to communications-related laws and regulations that affect the core of our business model and could have material impacts on our business. The impact or potential impact to our business, results of operations and financial condition of these laws and regulations are set forth on pages 14-18 of the Form 10-K. The “Legislation and Regulation” section of the Form 10-K concludes with a section called, “Other Areas of Regulation,” that refers to laws and regulations generally applicable to our Company, as well as to many other companies, including environmental-related matters. While many jurisdictions where we operate have current or pending climate-related laws and regulations, such as vehicle emission standards, new electric purchase mandates, energy efficient building codes and carbon tax surcharges based on carbon emissions, compliance costs with respect to such laws and regulations are not, and have not been, material to our business, results of operations or financial condition. As such, we believe that there are no material pending or existing climate-related legislation, regulations and international accords that are required to be further described in the Form 10-K. Notwithstanding the foregoing, the Company will continue to evaluate whether inclusion of any specific material pending or existing climate change-related legislation, regulations and international accords may be warranted in future filings.

2.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources, including energy use across your network, production studios and theme parks;

•	increased demand for goods or services that result in lower emissions than competing products or services;

•	increased competition to develop innovative new products or services that result in lower emissions; and

•	any anticipated reputational risks resulting from operations, products, or services that produce material greenhouse gas emissions.

Response

As of the date hereof and at the time of the Form 10-K filing, we have not experienced material indirect consequences of climate-related regulation or business trends, such as decreased or increased demand or competition for, or reputational risks resulting from, our goods or services due to their level of greenhouse gas emissions or use of carbon-based energy sources. Nor do we believe that any such trends are reasonably likely to have a material impact on our business, results of operations or financial condition in the foreseeable future. However, were any such trends to materialize, the Company recognizes its obligation to include in future periodic reports disclosures consistent with the requirements of Regulation S-K.

3.	You disclose that severe weather events such as hurricanes and wildfires have impacted your products, services and properties, and could lead to large expenditures. In addition, your CSR report outlines projects and initiatives you will undertake to meet your goal of becoming carbon neutral by 2035. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures. In addition, discuss the significant physical effects of climate change on your operations and results, if material. This disclosure may include the following:

•	severity of weather from climate change, such as floods, hurricanes, sea levels, wildfires, and water availability and quality;

•	quantification of material weather-related damages to your property or operations;

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and

•	any weather-related impacts on the cost or availability of insurance.

Response

Severe weather events such as hurricanes and floods have impacted our business and operations in various parts of the United States and internationally for many years. In response to severe weather events and other nonweather-related crises, over the years we have established business continuity disaster and recovery programs so our network and operations can continue to operate reliably and efficiently. For example, in our Cable Communications segment, as a provider of communication services, we have sought to build resiliency into our operations by continually strengthening our distribution network against hazards, incorporating key redundancies to expedite recovery capabilities and leveraging our broad geographic footprint and technical expertise to create mutually supportive layers of response capabilities. While these capabilities may help mitigate the extent of the impact of severe weather events on our operations, some weather-related events nonetheless have impacted our operations by requiring us to repair or replace plant and equipment, incurring capital and labor costs to do so, and in some cases, issuing customer credits for service interruptions or temporarily closing operations such as our theme parks. The business impact and financial costs of these severe weather mitigation efforts, without regard to the availability of insurance, have not materially affected our business, results of operations or financial condition to date. The Company, however, undertakes to disclose the impacts of such events to the extent material in the future, consistent with the requirements of Regulation S-K.

Capital expenditures related directly to our climate-related projects and compliance with climate-related laws (as described more fully in response to Questions 1, 4 and 5) have not, to date, been a material component of our capital expenditures. Page 59 of the Form 10-K identifies and quantifies the categories of capital expenditures that are material and responsive to the Form 10-K disclosure requirements. While certain initiatives within these categories, such as network virtualization efforts that are reflected in the reported $2.3 billion of scalable infrastructure capital expenditures, may indirectly yield climate-related benefits, the direct purpose of these virtualization efforts is the more efficient management of the growth of our cable and broadband distribution network. Likewise, in our NBCUniversal segment, while the development of new theme parks reflects environmentally-sustainable designs, the core capital costs directly relate to the overall commercial development of the parks and their attractions. To the extent the Company has any material capital expenditure plans in the future that are directly attributable to climate-related projects, we undertake to disclose such expenditures consistent with the requirements of Item 303 of Regulation S-K.

4.	Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes. In this regard, we note disclosure in your CSR report about your goal to become carbon neutral by 2035 and steps you plan to take to meet that goal.

Response

As described in more detail in response to Question 1 above, in May 2021, we announced our goal to become carbon neutral for our Scope 1 and Scope 2 emissions by 2035. At present, we primarily plan to source more renewable and clean energy and improve energy efficiency over this fourteen-year period to achieve our goal. We recognize that supply and demand trends for fossil fuel and non-carbon power sources may lead to higher energy costs as companies transition their energy and emissions footprint to consuming renewable electricity and to purchasing carbon credits. Based on our analysis to date, however, while such transition will by necessity result in the incurrence of additional costs such as the incremental cost of green energy, we do not anticipate that these costs will be material to our results of operations or financial condition. Please also see our response to Question 5 below with respect to compliance costs.

Further, as stated in the Company’s response to Question 3, to the extent the Company has any material standalone climate-related capital expenditure plans in the future, it undertakes to disclose such expenditures consistent with the requirements of Item 303 of Regulation S-K. We do not otherwise anticipate that any material business opportunities, credit risks or technological changes would arise from our carbon neutral goal, although we will continue to evaluate that judgment as policy and regulatory changes and market trends evolve.

5.	Quantify any material increased compliance costs related to climate change.

Response

Although annual compliance costs related to climate change have increased and are expected to increase in future years with additional regulation in the United States and internationally, the compliance cost increase has, to date, not been material to the Company. As new laws and regulations become effective, the Company will assess the materiality of their impact and whether such impact would require disclosure under SEC rules and regulations.

* * *

In connection with our response to the Staff’s comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to call me at (215) 286-5456 with any questions you may have with respect to the foregoing.

Very truly yours,

COMCAST CORPORATION

By:	/s/ Elizabeth Wideman
	Name:	Elizabeth Wideman
	Title:	Senior Vice President, Senior Deputy General Counsel and Assistant Secretary

cc:

Brian L. Roberts, Chairman of the Board and Chief Executive Officer

Michael J. Cavanagh, Chief Financial Officer

Thomas J. Reid, Chief Legal Officer and Secretary

Daniel C. Murdock, Executive Vice President and Chief Accounting Officer

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